UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2025 (Report No. 3)

Commission File Number: 001-41402

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BRENMILLER ENERGY LTD.
(Translation of registrant’s name into English)

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13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Appointment to the Board of Directors

On August 21, 2025, the Board of Directors (the “Board”) of Brenmiller Energy Ltd. (the “Company”) appointed Mr. Harel Gadot to serve as an independent director on the Board, effective immediately. Mr. Gadot’s appointment will fill a vacancy on the Board which will be created as a result of the term of Ms. Chen Franco-Yehuda expiring on August 25, 2025. The Company’s Board currently consists of eight (8) directors.

Mr. Gadot, age 53, has over 25 years of leadership experience in the healthcare sector in the United States, Europe and Israel. He is the founder, Chief Executive Officer, President, and Chairman of Microbot Medical Inc. (Nasdaq: MBOT), which he led through its NASDAQ listing in 2016, and is the founder and Chairman of MEDX Ventures Group and MEDX Xelerator LP, a government-supported medical device incubator in Israel established in partnership with Boston Scientific Corporation and Sheba Medical Center. Mr. Gadot previously founded XACT Robotics in 2013, serving as its Executive Chairman until 2023, and served on the board of ConTIPI Ltd. until its acquisition by Kimberly Clark Corporation. Earlier in his career, he held senior marketing positions at Johnson & Johnson in the United States, France and Israel. Mr. Gadot holds a Bachelor of Science degree from Siena College (USA), a Master of Business Administration from the University of Manchester (UK) and an Executive Degree in Finance from Harvard Business School (USA).

The Company believes that Mr. Gadot is well-qualified to serve as a director of the Board due to his extensive experience, expertise, and qualifications in corporate governance and business operations.

Mr. Gadot has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. There are no arrangements or understandings between Mr. Gadot and any other persons pursuant to which he was appointed to serve on the Board of the Company.

Upcoming Annual and Special General Meeting of Shareholders

The Company previously filed with the Securities and Exchange Commission its Proxy Statement as Exhibit 99.2 to its Report of Foreign Private Issuer on Form 6-K, filed on August 19, 2025 (the “Proxy Statement”). Due to a typographical error contained in the third paragraph of Proposal Two contained therein, the Company is refiling herewith its Proxy Statement, as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”), for the sole purposes of correcting the Proxy Statement. Other than the correction of such typographical error, no changes have been made to the Proxy Statement.

Incorporation By Reference

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-273028 and 333-272377) and Form S-8 (File Nos. 333-284377, 333-278602 and 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Proxy Statement for the Annual and Special General Meeting to be held on September 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.
Date: August 21, 2025	By:	/s/ Avraham Brenmiller
	Name:	Avraham Brenmiller
	Title:	Chief Executive Officer

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